THE STATE CORPORATION COMMISSION
                             OF THE STATE OF KANSAS


Before Commissioners:          John Wine, Chair
                               Susan M. Seltsam
                               Cynthia L. Claus

In the Matter of the Joint Application of     )
Western Resources, Inc., ONEOK Inc., and WAI, )
Inc. for Approval of the Contribution from    )
Western Resources, Inc. to WAI, Inc. of all   )
of the Natural Gas Transportation and         )  Docket No.
Distribution Assets, Subsidies and            )  97-WSRG-486-MER
Certificates of Western Resources, Inc.;      )
for the Merger of WAI, Inc. with ONEOK, Inc.; )
for the Acquisition by Western Resources, Inc.)
of Shares of Capital Stock of WAI, Inc.;      )
for Authority for WAI, Inc. to Issue Stock    )
and Instruments of Debt; and for Related      )
Relief.                                       )


                                  Order No. 12
                    ORDER GRANTING JOINT MOTION AND APPROVING
                            STIPULATION AND AGREEMENT

     NOW, the above-captioned matter comes before the State Corporation Commission of the State of Kansas (Commission). Having examined its files and records, and being duly advised in the premises, the Commission finds as follows:

                     Procedural And Jurisdictional Statement

     1. On February 24, 1997, Western Resources, Inc. ("Western" or "WRI"), ONEOK, Inc. ("ONEOK"), and WAI, Inc. ("WAI") (collectively "Joint Applicants") filed an Application requesting approval: to transfer all of Western's natural gas assets, certificates and debt to WAI; to merge ONEOK into WAI; for Western to acquire shares of the capital stock of WAI; for WAI to issue capital stock and debt instruments; and, other related relief:

     2. Western is a Kansas corporation in good standing, properly certificated by the Commission as a local distribution company. ONEOK is a Delaware corporation. ONEOK is a diversified energy company engaged in the production, gathering, storage, transportation, distribution and marketing of natural gas. Through its division, Oklahoma Natural Gas ("ONG"), ONEOK serves approximately 730,000 natural gas utility retail customers in Oklahoma. If the proposed Stipulation is approved, the new ONEOK or WAI will become a public utility under the provisions of K.S.A. 66-104 and be subject to the Commission's jurisdiction as a local distribution company doing business in the State of Kansas.

     3. On March 11, 1997, the Commission suspended the Joint Application and deferred the effective date 240 days from the date of the Joint Application to allow sufficient time for full investigation of the matter.

     4.  On March  28,  1997,  Joint Applicants  filed a Motion  to Amend  Joint
Application to include additional schedules, exhibits and testimony. Joint Applicants stated that the amended application should be "deemed a new application" for the purposes of K.S.A. 66-117(b)(1) and the 240-day period should recommence from the date the amendment was filed.

     5. On July 8, 1997, the Commission issued an Order directing Western to provide notice to its customers of the Joint Application by both direct billing inserts and publication in county newspapers in each county served by Western. The Commission also directed Western to notify its customers of the opportunity to file written comments with the Commission on or before October 6, 1997. The Commission also scheduled the hearing to be held on October 6, 1997.

     6. On October 6, 1997 the technical hearing was held. Having found proper notice, the Commission found it had jurisdiction to hear this matter at that time and date. Appearances of counsel were: James G. Flaherty on behalf of ONEOK and WAI; J. Michael Peters on behalf of Western; Walker Hendrix and Brady Cantrell on behalf of the Citizens' Utility Ratepayer Board ("CURB"); Gregg D. Ottinger on behalf of the Board of Public Utility ("BPU"); and Larry Cowger and Eric Heath on behalf of Staff. The United Steelworkers of America, AFL-CIO ("Steelworkers Union"), the Local Union 304 of the International Brotherhood of Electrical Workers, AFL-CIO ("Local 304"), the United Association of Journeymen and Apprentices of Plumbing and Pipe Fitting Industry of the United States and Canada ("United Association") (collectively referred to as "the Unions") and Williams Natural Gas Company ("WNG") did not appear at the October 6 hearing. At the hearing Joint Applicants, CURB, and Staff presented the Stipulation and Agreement ("Stipulation") resolving all disputed matters in this proceeding. The parties agreed to submit the testimony and exhibits into the record and waived the right to cross-examine. (Tr. at 6).

     7. During his opening statement, counsel for Staff stated that the signatory parties tried to contact the other intervenors on Friday, October 3, 1997, and supply them with the joint motion and proposed Stipulation. Staff asked the Commission to take administrative notice of the fact that the intervenor, Mountain Iron and Supply Company (Mountain Iron), indicated by letter dated September 30, 1997, that it would not participate in the October 6 hearing. Counsel for Staff further stated that Mountain Iron faxed a letter to the parties on October 6, 1997, that Mountain Iron concurs with the Stipulation. (Tr. at 7). At the hearing, counsel for BPU asked to file comments on the Stipulation. The Commission granted BPU's request and allowed BPU to file comments by October 10, 1997.

     8. On October 10, 1997, BPU filed its comments on the Stipulation. BPU states that in response to its concerns ONEOK has agreed that it will not close or reduce operations at the downtown Kansas City office during the three-year period following the closing of the merger at issue in this proceeding. The three-year period coincides with the minimum three-year rate moratorium and quality of service plan which are contained in the Stipulation.

     9. BPU further stated that ONEOK has agreed that should it determine to out source meter reading or billing services for Kansas City operations in the future, it will provide any request for proposal to BPU. BPU shall be given an opportunity to submit a bid to provide those services to ONEOK and ONEOK shall give good faith consideration to that bid. ONEOK and BPU also agreed on an arrangement to provide price stability for certain BPU gas purchases. In light of these agreements BPU has no objection to the Stipulation. However, BPU noted that these agreements and its lack of objection to the Stipulation are conditioned upon ONEOK and Western closing the transaction at issue in this proceeding.

     10. Joint Applicants requested approval of their merger application pursuant to K.S.A. 66-104, 66-125, 66-127, 66-136 and 66-1,200, et seq. K.S.A.
66-125 is limited to investor owned electric utilities incorporated in the State of Kansas. In the present case the securities will be issued by new ONEOK, and thus are not subject to the provisions of K.S.A. 66-125. K.S.A. 66- 127 prohibits any public utility, domestic or foreign, from purchasing or acquiring, taking or holding any part of any capital stock, bonds or other forms of indebtedness of any competing utility either as owner or pledgee, unless authorized by the Commission K.S.A. 66-136 provides that no certificate granted to a public utility shall be assigned or transferred, nor shall any contract or agreement affecting such certificate be valid or of any force or effect unless approved by the Commission.

     11. Western is a natural gas public utility, as defined in K.S.A. 66-104, authorized to do business in the state of Kansas and subject to the jurisdiction of the Commission. Furthermore, the surviving corporation, ONEOK will be a natural gas public utility as defined by K.S.A. 66-104 subject to the jurisdiction of the Commission. Therefore, the Commission has authority and jurisdiction over the subject matter and parties herein pursuant to K.S.A. 66-104, 66-125, 66-127, 66-136 and 66-1,200, et seq. K.S.A. 66-125.

                   STANDARD OF REVIEW OF SETTLEMENT AGREEMENTS

     12. The parties evaluated the proposed Western-ONEOK-WAI transaction under the standards articulated by the Commission in the Kansas Power & Light Company, KCA Corporation and Kansas Gas & Electric Company acquisition proceedings, Docket Nos. 172,745-U and 174,155-U ("1991 Merger Order"). In that proceeding the Commission adopted specific factors it weighs and considers in determining whether proposed transactions promote the public interest. The parties agree that in accordance with those standards adoption of the Stipulation is in the public interest.

     13. The 1991 Merger Order outlined a general standard to govern whether a merger or acquisition is in the public interest as it related to the KPL/KGE merger. (See 1991 Merger Order at 34). Utility mergers are complex transactions that affect both ratepayers and shareholders for many years to come and have significant implications for the utility service to be provided. In view of this potential public impact, a merger should be approved where the applicant can demonstrate that the merger will promote the public interest. (1991 Merger Order at 35) (emphasis added). The Commission's interpretation of the public interest standard has never been static. In this case, the Commission recognizes the 1991 standards and revises those standards to apply to today's mergers especially with respect to quality of service.

     14. The Commission's determination on the Stipulation must constitute a reasoned decision supported by substantial competent evidence. The Commission's decision is also subject to the requirements of the Kansas Administrative Procedure Act ("KAPA") that agency actions not be arbitrary, capricious, an abuse of discretion or otherwise not in accordance with law. Southwest Kan. Royalty Owners Ass'n. v. Kansas Corporation Comm'n, 244 Kan. 157, 165, 769 P. 2d 1 (1989). See also, K.S.A. 77-621(c) (1989).

     15. Generally, settlements are favored in the law. Bright v. LSI Corp., 254 Kan. 853, 869 P.2d 686 (1994). The Commission, like a trial court dealing in matters affecting public interest, is not controlled by stipulation, settlement offers or other agreements. If the Commission approves a settlement, unanimous or otherwise, it is effectively adopting that settlement as its own independent resolution on the merits of the case. Mobil Oil Corp. v. FPC, 417 U.S. 283, 94 S.Ct. 2328, 41 L.Ed. 2d 72 (1974).

     16. Joint Applicants, CURB and Staff were the signatory parties to the Stipulation. At the October 6 hearing, only the signatory parties to the Stipulation and BPU appeared. Mountain Iron faxed a letter to the parties concurring with the Stipulation. BPU has filed its comments and does not object to the Stipulation. No party has filed an objection to the Stipulation. WNG and the Unions did not appear at the hearing nor did they file any comment to the Stipulation. In view of these facts, the Commission considers the Stipulation to be unanimous.

                            STIPULATION AND AGREEMENT

     17. Reservations Relating to Public Comments. Under this provision Staff and CURB reserved the right to submit additional terms to the Stipulation if they believed, after reviewing the comments submitted by the public, additional terms were needed. The parties would then have an opportunity to reach agreement on any additional terms. If no agreement on additional terms was achieved, Staff and CURB reserved the right to withdraw from the Stipulation and not be bound by any provision thereof. The public comment period ran through October 6, 1997. Staff and CURB have not filed any additional terms to the Stipulation since the comment period ended.

     18. Quality of Service Standards. Under this section ONEOK will commit to maintain the same quality of service as that now provided by Western. The quality of service will be measured by the quality of service guidelines to be reported annually to the Commission. The Stipulation adopted the standards from the testimony of Ms. Buchanan, Staff's witness. (Dittemore, Tr. at 48). There are five methods that quality of service will be measured by ONEOK:

     i) The answered call rate shall exceed ninety-five (95) percent per year. For the purpose of assessing penalties, a departure of actual performance from the standard of 0.5 percent will be necessary to reach the first 1 percent deviation and a departure of .25 percent will be expressed as a 1 percent deviation thereafter;

     ii) the number of estimated bills per 1000 customers should not exceed 214 per year. (Buchanan's testimony at 10). In addition, the Commission's decision in Docket No. 97-GIMG-514-GIG (a review of billing practices) should replace this standard and any penalty or reward for the estimated bill standard which is established by the Commission in this docket. For the purpose of assessing penalties, a departure of actual performance from the standard of 5 percent will be expressed as a 1 percent deviation;

     iii) ninety-six (96) percent of tracked complaints should be responded to within 24 hours (Buchanan's testimony at 11-12);

     iv) the average response time to odor reports should not exceed 27.50 minutes. For the purpose of assessing penalties, a departure of thirty
          (30) seconds of actual performance from the standard will be expressed as a 1 percent deviation; and

     v) the average age of leaks in inventory should not exceed 18 months. Deviations will be expressed in increments of 1 percent. (See also Dittemore, Tr. at 48).

     19. In Section IIB(b) the Service Appointment standard recommended in the testimony will be eliminated and ONEOK agrees to adopt Western's Service Guarantee program. This service standard assures customers that the company will keep service appointments. ONEOK will credit the customer 25 percent of the current month's energy bill, up to $250, if the company fails to keep the appointment. This is not a program that is subject to the Commission's tariff. It is currently a voluntary program of Western that ONEOK will adopt as part of its customer service operation. (See also, Martin, Tr. at 38-39).

     20. Under Section IIB(c) the parties recognize that there may be certain extraordinary events which occur that are beyond the control of the utility and which may effect the utility's ability to meet the service standards under the terms of the Stipulation. Should such an event occur, ONEOK shall document the event and its impact on ONEOK's performance. ONEOK will have an opportunity to present its claims to the Commission and the Commission will determine whether it is appropriate to assess a penalty.

     21. The quality of service standards under Section IIB(d) set significant financial penalties if quality of service falls below the standards which the customers now enjoy. The potential penalties range from $100,000 up to a maximum of $2 million per year. (Dittemore, Tr. at 49). Each standard will be worth 20 points in a 100 point index. If ONEOK's performance falls below any of the five established standards, points will be deducted for each standard which falls below the baseline. Should the company's performance meet each standard, it will have 100 points with no penalty. No penalty will be assessed until the company's performance deviates from at least one standard by one percent. Only upon application by Staff and after a full opportunity for ONEOK to present evidence of any extraordinary events shall the Commission assess penalty.

     22. Under Section IIB(e) ONEOK agrees to continue: i) the current pipeline safety program; ii) Western's practice of cooperating with Staff when making changes to its operating standards manual; iii) the Project Deserve program or a similar program which provides low income customers with bill payment assistance; and, iv) Western's informal practice of not disconnecting a customer if the amount owed by the customer is less than $100.00 for a bill less than 30 days overdue, or if the amount owed is less than $50.00 for bills that are 60 days or more overdue, unless ONEOK determines that a policy change is warranted, at which time ONEOK agrees to notify the Commission of the change.

     23. Section IIB(f) provides that nothing in the Stipulation shall imply that the five stated quality of service standards comprise all the criteria by which the service quality can be evaluated. The signatory parties also acknowledged that the special performance standards adopted by the Stipulation are not currently required for existing Kansas utilities.

     24. ONEOK agrees in Section IIB(g) that a diminishment of the quality of service compared to that delivered by Western is not in the public interest.

     25. Under Section IIB(h) the parties agree that if the Commission has not established statewide utility performance standards and penalties or rewards within three years from the date of the closing of the transaction, ONEOK shall be allowed to petition the Commission to modify or eliminate the performance standards and penalties agreed to in the Stipulation.

     26. Capital Structure. ONEOK agrees in Section II(C) that in its next general rate filing it shall base its request upon its actual capital structure not to exceed 57 percent equity (which reflects ONEOK's capital structure as of August 1, 1997). If its actual equity capitalization ratio exceeds 57 percent, ONEOK agrees to base its request upon a hypothetical capital structure, not to exceed a common equity component of 57 percent. Staff and the other parties shall have the right to argue that the filed equity capitalization is atypical and should not be adopted in the Commission's determination of appropriate rates. This section caps the maximum amount of equity within ONEOK's capital structure on which ONEOK could include in the next general rate filing. (See Dittemore, Tr. at 49).

     27. Rate Filing Moratorium. Under Section II(D) ONEOK agrees not to file a general rate increase sooner than 36 months from the closing of the transaction, provided that the Commission issues an order allowing ONEOK to receive the accounting orders previously issued to Western and to continue to defer SFAS 106 and SFAS 112 costs as a recoverable regulatory asset. This is confirmed by the testimony of Mr. Eugene Dubay on behalf of ONEOK. (Tr. at 20). ONEOK may propose a rate change related to cost of gas pursuant to the Commission rules related to PGA and ACA clauses or other rates which would provide voluntary options for customers. This provision does not preclude ONEOK from filing a revenue neutral rate design case during the moratorium period. Under this provision the customers will not experience an increase in rates for three years. The testimony submitted into record suggested that under the existing rate structure, Western could be under-earning. However, the Commission reviewed and approved the Western's rates as recently as December, 1996. The Commission believes the existing rates are within the low end of "zone of reasonableness" and will allow ONEOK to maintain its financial integrity and its ability to attract capital. Nonetheless, the rate moratorium could result in ratepayer savings of at least $12 million per year during the moratorium period. The moratorium will have the effect of an incentive mechanism to encourage ONEOK to become more economically efficient.

     28.  Impact On Electric  Customers  Of  Western.  Western  acknowledges  in
Section II(E) that evidence in the case supports the potential for a $4.6 to $5.2 million flowback of administrative costs to its electric cost of service, with the range representing Western's number and Staff's number. (Tr. at 73). The Stipulation also states that unless an offsetting benefit is shown, any incremental cost of this transaction imposed on Western's remaining electric utility business should be removed from cost of service in its next electric rate determination. Western has the burden to show that there is no detriment to electric customers as a result of the transaction. However, Western is entitled to show that these costs have been offset or mitigated by benefits directly resulting from the alliance. (See also Tr. at 40 and 79).

     29. Acquisition Premium. An acquisition premium is the difference between the market value of compensation received and the underlying net book value of assets acquired in a utility transaction. (Dittemore's testimony at 15). Under
Section II(F) neither Western nor ONEOK shall seek or be permitted to recover a portion of the acquisition premium attributable to this transaction from ONEOK's or Western's Kansas jurisdictional customers. (See also Dubay, Tr. at 20). This means that neither ONEOK nor Western can later file an application seeking to recover this premium. No Kansas customers will have to pay any additional charge for this premium, which is estimated to be $64 million. (Tr. at 47).

     30. Proposed Tariff Changes. In Section II(G) ONEOK agrees to withdraw the proposed tariff changes it filed in this application but may request those specific tariff changes in a separate proceeding. The signatory parties agree not to object on procedural grounds to ONEOK seeking these tariff changes outside a general rate proceeding. This separate proceeding is not constrained by the provision of the Rate Moratorium provision under section IID. At the hearing of October 6, 1997, Mr. Dubay testified that those tariff changes would be mainly in purchased gas adjustments (PGA). (Dubay, Tr. at 60-63). Mr. Dittemore also testified that ONEOK may file some PGA tariff whereby the cost of gas component would be fixed for a period of time. It is Mr. Dittemore's belief that ONEOK may file for the line extension tariffs and the miscellaneous service charge increases contained in the original Joint Application and not be in violation of the Stipulation. Staff will have the right to object and participate in any of these tariff changes proceedings. (Dittemore, Tr. at 83).

     31. During the public comment period the Consumer Protection Office of the Commission received a total of 144 comments. 121 comments were opposed to the approval of the merger or were opposed to the proposed tariff changes such as the initiation charge and/or the increase in the reconnection charge. These comments also expressed concerns regarding the quality of service. Seven comments were in support of approving the merger. Of the remaining 15 contacts, the topics ranged from inquiries to objections on the customer notification card. The Commission notes that the majority of the comments concerned the proposed tariff changes and quality of service. Under the Stipulation, ONEOK has agreed to withdraw the tariff changes. Although under the Stipulation ONEOK has the right to file these specific tariff changes within the three year moratorium, the filing will have to be outside a general rate proceeding and will be subject to full Commission review. Further, the Stipulation provides and adopts the strict quality of service standards similar to those proposed by Staff in its testimony.

     32. Transaction Costs. The transaction costs have been estimated to be $7 million. (Tr. at 81). The Kansas jurisdictional portion of the merger transaction costs will be amortized and recovered in rates over a forty (40) year period with no rate base treatment. The recovery of transaction costs will be limited to actual prudent and reasonable costs directly related to effectuating the merger. The Stipulation indicates that the transaction costs are not to be included in the rate base. At the October 6 hearing, Mr. Dubay agreed with Staff that 45 percent of the transaction costs are Kansas jurisdictional. (Dubay, Tr. at 66).

     33. Affiliates. Under Section II(I) ONEOK acknowledges that the operation of the Kansas gas business will be governed by the applicable Kansas statutes and rules of the Commission governing affiliate relations. ONEOK also agrees to develop a cost allocation manual detailing how costs are directly charged, assigned and allocated between its jurisdictions and affiliates, and to provide Staff with a copy of the manual upon completion.

     Miscellaneous Provisions:

     34.  The  signatory   parties  request  that  the  approval  of  the  Joint
Application be effective on or before October 15, 1997.

     35. ONEOK agrees to maintain the level of environmental performance practiced by Western as of August 21, 1997, including the number of employees currently and exclusively assigned to Kansas gas environmental matters. Under this provision Staff reserves the right to address the subject of a decline of environmental performance and to propose appropriate remedies to the Commission.

     36. Joint Applicants agree to submit their Marketing Agreement to Staff upon its completion. Nothing in the agreement shall prohibit the Staff or CURB from raising regulatory issues associated with the marketing agreement in future proceedings with either Western or ONEOK. Mr. Dubay testified at the hearing that he anticipated having the marketing agreement done within the next two weeks. It is Mr. Dubay's understanding that the agreement will only address the marketing of home security systems on behalf of Western. (Dubay, Tr. at 66).

     37. An opinion from Joint Applicants' tax counsel is to be provided to Staff. Joint Applicants have stated that ratepayers shall be held harmless from all negative tax implications arising from this transaction. (See also Dubay, Tr. at 70). There were questions raised at the hearing regarding when the Stipulation shall be deemed null and void. Mr. Dubay stated that at this point he perceives nothing that would change the agreement to make it null and void. Further, ONEOK and Western have not discussed changing any of the terms of the agreement. (Dubay, Tr. at 67, 68).

     38. The Stipulation has been submitted to the Commission for approval and contains an entirety clause. Should the Stipulation not be approved in its entirety without modification, the record will be reopened for the submission of rebuttal testimony and cross examination of witnesses. If this occurs, the substantive provisions of this Stipulation are null and void and may not be admitted as evidence for any purpose.

     39. The definitions, terms of standard and custom industry practice, and the reservations are set forth in the Stipulation. These provisions are hereby adopted by reference.

                   THE STIPULATION IS REASONABLE AND SHOULD BE
                         APPROVED IN THE PUBLIC INTEREST

     40. The Commission recognizes that stipulations contain compromises by all parties. In determining whether a stipulation is in the public interest, consideration must be given to both the immediate and future effects on consumers.

     41. ONEOK is qualified by its experience in Oklahoma and financial strength to operate in the natural gas industry in Kansas. ONEOK will provide Western's customers with continuity of the same quality of service and is subject to penalties if it fails to comply as described above. The Stipulation provides a moratorium on a general rate increase for three years from the closing of the subject transaction, giving ONEOK and consumers rate stability for these three years.

     42. In the 1991 Merger Order the Commission determined that merger-generated savings should be quantifiable and realizable. The Kansas jurisdictional portion of the merger transaction costs will be amortized and recovered in rates over a 40 year period with no rate base treatment. Further, Western agrees that any incremental cost of this merger transaction imposed on its remaining electric utility business should be removed from cost of service for purposes of determining future rates, except to the extent Western is able to demonstrate that these costs have been offset by benefits directly resulting from the subject transaction.

     43. Approving the Stipulation will result in a number of benefits to the Kansas ratepayers and the shareholders of the Joint Applicants. The Commission finds that there is substantial competent evidence, based on the prefiled testimony and exhibits of record, to support the provisions in the Stipulation. The Stipulation is a reasonable settlement of many issues that arose from the Joint Application. The Commission finds that it is in the public interest to approve the Stipulation. This document is the result of long negotiations and compromise between the parties and for the benefit of the ratepayers. However, the Commission, by approving the Stipulation, is not establishing a precedent for future proceedings.

     44. The Joint Application and Stipulation meet the statutory criteria as previously discussed. The Commission approves the transactions contemplated by Western, ONEOK, and WAI including (i) Western's contribution of assets, certificates and debt to WAI; (ii) the issuance of the capital stock of WAI by Western; (iii) the merger of ONEOK and WAI; and (iv) the issuance by WAI of its capital stock to shareholders of ONEOK and assumption by WAI of ONEOK's debt.

     45. The Commission hereby authorizes Western, effective upon consummation of the merger, to discontinue all gas services. The Commission hereby authorizes WAI (ONEOK,) to succeed to all of Western's rights, title and interests in its natural gas utility plant and facilities, and to all franchises, certificates, consents and permits relating to the operation of such plant and facilities pursuant to K.S.A. 66-136.

     46. The Commission notes that, following the merger, Western will own up to
9.9 percent of the outstanding common stock of ONEOK. Western will also have preferred stock equaling up to 45 percent of the outstanding equity of ONEOK. If the Public Utilities Holding Company Act (PUHCA) is repealed, or if an exemption is obtained by ONEOK, Western may, at its option, convert, the preferred stock to common stock. (Crane's testimony at 8-9). The Commission will require ONEOK and Western to provide notice promptly if this event occurs. The Commission reminds the parties that no assignment or transfer of certificate or agreement impacting Kansas ratepayers may be implemented without the prior approval of the Commission. (K.S.A. 66-136).

     47. In event the transaction is not closed, as contemplated by the Stipulation and Agreement, the parties shall notify the Commission immediately and such notification shall constitute a new application and the 240-day statutory provision of K.S.A. 66- 117(b) shall be restarted.

     IT IS, THEREFORE, BY THE COMMISSION ORDERED THAT:

     The Joint Motion for Commission Approval of Stipulation and Agreement filed by the Joint Applicants, CURB and Staff is hereby granted and the Stipulation and Agreement is hereby approved in its entirety as set forth in this Order.

     The additional agreements between ONEOK and BPU are hereby approved.

     A party may file a petition for reconsideration of this Order within fifteen (15) days of the service of this Order. If this Order is mailed, service is complete upon mailing, and three days may be added to the above time limit.

     The Commission retains jurisdiction over the subject matter and the parties for the purpose of entering such further order or orders as it may deem necessary and proper.

     BY THE COMMISSION IT IS SO ORDERED.

     Wine Chr.; Seltsam, Com.; Claus, Com.


     Dated:---------------


                                                    -----------------------
                                                    David Heinemann
                                                    Executive Director